Exhibit 99.1

SINOVAC Board of Directors Files Investor Presentation Outlining Decisive Actions to Protect Shareholder Interests

Highlights bold steps to restore fairness to SINOVAC’s common shareholders and deliver long-term value creation

Urges shareholders to VOTE the WHITE proxy card “AGAINST” the misguided proposals to remove SINOVAC’s Board and appoint the Reconstituted Imposter Former Board Slate

Launches dedicated website: www.VoteSinovac.com

BEIJING, June 24, 2025 – The Board of Directors of SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced it has filed an investor presentation with the U.S. Securities and Exchange Commission (SEC) as a Form 6-K and launched a website, www.VoteSinovac.com, with important information and resources in connection with the upcoming Special Meeting of Shareholders (the “Special Meeting”) to be held on Wednesday, July 9, 2025 at 8:00 a.m. China Standard Time (Tuesday, July 8, 2025 at 8:00 p.m. Atlantic Standard Time).

The presentation outlines the decisive actions taken by the current SINOVAC Board to restore fairness and deliver value to all SINOVAC shareholders, end years of governance failures committed by the Imposter Former Board, and set the Company on a path of renewed growth and accountability, while countering the false and destructive claims made by Advantech/Prime Success (“Advantech/Prime”) and Vivo Capital (together known as the “Dissenting Investor Group”), whose self-serving actions have repeatedly undermined SINOVAC common shareholders’ interests.

Key elements of the presentation include:

•	The SINOVAC Board’s demonstrated commitment to return up to US$138.73 per common share[1] in dividends to common shareholders since it was installed by the Privy Council ruling, and in accordance with Antiguan law, just four short months ago, compared to the Imposter Former Board’s failure to declare any dividends to common shareholders during its seven-year tenure.

•	The SINOVAC Board’s steadfast efforts to protect the rights of all SINOVAC common shareholders by countering frivolous lawsuits filed by the Dissenting Investor Group and ensuring that valid shareholders receive their fair share of distributions.

•	The SINOVAC Board’s strategic realignment for shareholder value creation to unwind years of self-dealing, regain compliance with NASDAQ listing standards and resume trading, and explore a potential future listing of SINOVAC’s shares on the Stock Exchange of Hong Kong to promote liquidity, while executing on its global growth strategy to deliver shareholder value.

•	In contrast, the Dissenting Investor Group has a demonstrated track record of misleading claims and exploitation, including through failed privatization attempts at below-market prices, self-dealing transactions, and its current attempts to block rightful dividend payments to SINOVAC’s common shareholders. In the latest example of its attempts to mislead SINOVAC shareholders, just last weekend, Advantech/Prime issued a press release characterizing its resounding defeat in its New York lawsuit as a win. The reality is its petition was swiftly denied by the Court, marking a strong win for the SINOVAC Board. In the same press release, the Dissenting Investor Group also incorrectly stated that its right to vote at the Special Meeting had been confirmed by the courts.

1 Refer to slide 12 in the investor presentation referenced herein.

Your Vote is Important

Your vote on or before July 8 will be about the future of SINOVAC, your receipt of your make-whole dividend payments in the near-term, and the long-term value of your investment.

We urge you to keep SINOVAC’s Board in place and vote on the WHITE proxy card “AGAINST” Proposal 1 to remove the current Board and “AGAINST” Proposal 2 to appoint the Reconstituted Imposter Board Slate. Your vote is critical to ensuring that SINOVAC remains on the path to stability, growth, and value creation for all shareholders.

DISCARD any items you received asking you to vote for the Reconstituted Imposter Former Board Slate. If you have already voted for the Reconstituted Imposter Former Board Slate, you can subsequently revoke it by using the WHITE proxy card or WHITE voting instruction form to vote. Only your latest-dated vote will count!

If you have questions about how your vote can be counted, please contact our proxy solicitor, Georgeson LLC, toll free at (844) 568-1506 in the U.S and (646) 543-1968 outside the U.S. or via email at SinovacSpecialMeeting@georgeson.com.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC's Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

Important Additional Information and Where to Find It

In connection with SINOVAC’s Special Meeting, SINOVAC has filed with the U.S. Securities and Exchange Commission (“SEC”) and mailed to shareholders of record entitled to vote at the Special Meeting a definitive proxy statement and other documents, including a WHITE proxy card. SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and other interested parties will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from SINOVAC at its website: https://www.sinovac.com/en-us/Investors/sec_filings. You may also obtain copies of SINOVAC’s definitive proxy statement and other documents, free of charge, by contacting SINOVAC’s Investor Relations Department at ir@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

Investor and Media Contact

FGS Global

Sinovac@fgsglobal.com